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                               March 16, 2022

       Tao Ling
       Chief Executive Officer
       Ostin Technology Group Co., Ltd.
       Building 2, 101/201 1 Kechuang Road
       Qixia District, Nanjing
       Jiangsu Province, China 210046

                                                        Re: Ostin Technology
Group Co., Ltd.
                                                            Amendment No. 10 to
Registration Statement on Form F-1
                                                            Filed February 23,
2022
                                                            File No. 333-253959

       Dear Mr. Ling:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2022 letter.

       Amendment No. 10 to the Registration Statement on Form F-1

       Cover Page

   1. Please revise to make clear that the risks could result in a material change in the value of the securities you are
registering for sale or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors.
   2. We note your disclsoure on page 5. Please revise here to clarify whether any distributions or dividends have been
made to U.S. investors.
   3. Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's
operations, whether a subsidiary has ever faced difficulties or limitations on
 Tao Ling
FirstName  LastNameTao  LingLtd.
Ostin Technology  Group Co.,
Comapany
March      NameOstin Technology Group Co., Ltd.
       16, 2022
March2 16, 2022 Page 2
Page
FirstName LastName
         its ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.
Prospectus Summary, page 1

4. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Please provide summary risk factor disclosure about the impediments of transferring cash out of China/Hong Kong and that there can be no assurance that the PRC government will
         not intervene or impose restrictions on the company   s ability to
transfer or distribute cash
         within your organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China/Hong Kong and
         adversely affect the company   s business. Please include the related
risks in a more
         detailed risk factor. Please include a cross-reference to the condensed consolidating financial information.
6. We note in some instances that you state that you determined that permission and approvals to operate or offer securities or offer the securities being registered to foreign investors are not required based on advice from your PRC counsel. In other instances to you state that it is your belief that such permissions and approvals not required. For example, on page 18 you state that you do not believe you are among
the    operators of
         critical information infrastructure,       data processors,
online platform operators    or
            data handlers.    You also state that you do not believe you are
required to obtain any
         permission from any PRC governmental authorities to offer securities to foreign investors. Please revise to explain how you determined that permissions and approvals to operate or offer the securities being registered to foreign investors are not required. If you relied on the advice of counsel, please identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, then please disclose why. Risk Factors, page 12

7. Please ensure that you clearly disclose how the CAC oversight may impact your business and offering if laws and regulations change and they become subject to
the CAC   s
         oversight.
 Tao Ling
Ostin Technology Group Co., Ltd.
March 16, 2022
Page 3
Notes to Financial Statements
Note 2 Significant Accounting Policies
Reclassifications, page F-18

8. We note the revisions made to your financial statements in response to our prior comment
         9. Tell us how you considered the guidance in ASC 250-10-20 (definition in glossary) and
         ASC 250-10-45-22 to 45-28 as well as SAB 99 in concluding that the changes should not be reported as an error in previously issued financial statements. Otherwise, revise to comply with that guidance by providing all the information required by ASC 250-10-50-
         7, label the appropriate columns of the financial statements as "Restated" and have your auditor revise its report to reference the restatement consistent with paragraph 18e. of
         PCAOB Auditing Standard 3101.

9. Please revise this note to clearly describe the facts and circumstances that required you to restate your financial statements.
Note 14 - Other Income (Expenses), Net, page F-28

10. We note from your response to prior comment 9 that the gain from disposal of property, plant and equipment was not related to your operating activities, and thus the amount should not be included in calculating your operating income. However, we note from page
         F-22 that the gain related to disposed machinery, equipment and transportation vehicles.
         Please describe to us the circumstances surrounding the disposal of these assets in fiscal
         2021 and explain why the assets disposed were not related to your operating activities.
         Otherwise, restate your financial statements to comply with ASC360-10-45-5 by including the gain when calculating operating income.
11. We note the revisions made in response to prior comment 10. Please further revise to describe clearly the circumstances surrounding (i) the gain from settlement of payables you reported in fiscal 2021 as well as (ii) the loss from settlement of payables you reported in fiscal 2020. Please explain to us why the transactions reported in this caption are not part of your operations. Also tell us where on the financial statements you recorded the initial transactions related to the settled payables. Consent
FirstNameof LastNameTao
            Independent Registered
                           Ling       Public Accounting Firm, page II-23
Comapany
12.         NameOstin
       We note  that theTechnology
                        audit report Group
                                       is nowCo., Ltd.
                                              dated  February 22, 2022. Please
have your auditor
       revise the consent
March 16, 2022 Page 3     to refer to the correct date of its audit report.
FirstName LastName
 Tao Ling
FirstName  LastNameTao  LingLtd.
Ostin Technology  Group Co.,
Comapany
March      NameOstin Technology Group Co., Ltd.
       16, 2022
March4 16, 2022 Page 4
Page
FirstName LastName
       You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing